May 3, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Zumiez Inc.
Registration Statement on Form S-1
File No. 333-122865

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, we hereby join in the request of Zumiez Inc. (the “Company”) for acceleration of the effective date of the above-referenced registration statement relating to the Company’s offering of shares of its common stock so that such registration statement is declared effective at 2:00 p.m. (Washington, D.C. time) on May 5, 2005, or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that the preliminary prospectus dated April 21, 2005 prepared by the Company in connection with the offering referred to above was distributed as follows:

	7,204 copies	to	2,981	Underwriters (includes 3 underwriters and their respective sales force representatives)

	3,876 copies	to	589	Institutions

	125 copies	to	10	Others
Total:	11,205 copies

Sincerely yours,

WACHOVIA CAPITAL MARKETS, LLC

As a Representative of the several Underwriters

WACHOVIA CAPITAL MARKETS, LLC

By:	/s/ J. Brit Stephens
J. Brit Stephens
Managing Director